Exhibit (m)(3)

VAN ECK FUNDS

PLAN OF DISTRIBUTION PURSUANT TO RULE 12b-1
(Class A Shares)

EXHIBIT A

Name of Series	Maximum 12b-1 Fees/Annual Limitation (Annually as a% of average daily net assets)

Emerging Markets Fund–Class A	0.25%

Global Hard Assets Fund–Class A	0.25%

International Investors Gold Fund–Class A	0.25%

Multi-Manager Alternatives Fund–Class A	0.25%